SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  24)*

UNITED MOBILE HOMES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

91-1024107

(CUSIP Number)

Eugene W. Landy, Esq.

Juniper Business Plaza,  Suite 3-C

3499 Route 9 North

Freehold, New Jersey  07728

732-577-9997

(Name, address and telephone number

of Person Authorized to Receive Notices

and Communications)

 January 23, 2006

(Date of Event Which Requires Filing

this Statement)

ANNUAL REPORT --  NO MATERIAL CHANGE

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:

[      ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be needed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91-1024107

1.

Name of Reporting Person, S.S. or I.R.S. Identification No. of Reporting Person:

Eugene W. Landy

S.S. ####-##-####

2.

Check appropriate box if member of a group:

a)

[ X  ]

b)

[      ]

3.

SEC Use Only

4.

Source of Funds:

PF

5.

Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or

2(e):

6.

Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares Beneficially Owned by Reporting Person

Number of Shares Beneficially Owned by Reporting Person	7.	Sole Voting Power	583,257.705
	8.	Shared Voting Power	418,381.5226
	9.	Sole Dispositive Power	583,257.705
	10.	Shared Dispositive Power	418,381.5226

11.

Aggregate Amount Beneficially Owned by Reporting Person:

1,001,639.2276 shares

12.

Check if the Aggregate Amount in Row (11) excludes Certain Shares:

[   X   ]

CUSIP No. 91-1024107

13.

Percent of Class Represented by Amount in Row (11):  10.14%

14.

Type of Reporting Person:  IN

ITEM 1.

SECURITY AND ISSUER

Common Stock issued by United Mobile Homes, Inc., Juniper Business

Plaza, Suite 3-C, 3499 Route 9 North, Freehold, New Jersey 07728.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

The person filing this statement is Eugene W. Landy.

(b)

Mr. Landy’s business address is Juniper Business Plaza, Suite 3-C,

Route 9 North,  Freehold, New Jersey 07728.

(c)

Mr. Landy’s present principal occupation is an attorney;

President of Monmouth Capital Corporation; President

of Monmouth Real Estate Investment Corporation (formerly Monmouth

Real Estate Investment Trust); and Chairman of the Board of United

Mobile Homes, Inc.

(d)

Mr. Landy has not been convicted in a criminal proceeding during the past five years.

(e)

Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

(f)

Mr. Landy is a United States citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.

PURPOSE OF TRANSACTION

Common Stock of United Mobile Homes, Inc.  was acquired for

investment purposes.  The acquisition involves no change of control of

CUSIP No. 91-1024107

United Mobile Homes, Inc.  Eugene W. Landy is Chairman of the Board,

Director and Founder.  Therefore, Item 4 is somewhat inapplicable.

Mr. Landy has no plans for the following:

(a)

The acquisition by any person or additional securities of the issuer,

or the disposition of securities of the issuer; except that purchases of

United Mobile Homes, Inc. common stock may be made under the United

Mobile Homes, Inc. Dividend Reinvestment and Stock Purchase Plan;

(b)

the extraordinary corporate transaction, such as a merger, reorgani-

zation or liquidation, involving the issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer:

(f)

any other material change in the issuer’s business or corporate structure;

(g)

changes in the issuer’s charter, by-laws or instruments cor-

responding thereto or other actions which may impede the acquisition or control of the issuer by any person;

(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)

a class of equity securities of the issuer becoming eligible for termination or registration; or

(j)

any action similar to any of those enumerated above.

CUSIP No. 91-1024107

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of the close of business on January 27, 2005, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

Name	Aggregate Number of Shares Owned	Percentage of Shares Owned

Eugene W. Landy	487,596.582	4.94
Gloria Landy	95,661.123	0.97
Landy Investments	172,607.725	1.74
Landy & Landy Employees’ Profit Sharing Plan	73,212.5096	0.74
Landy & Landy Employees’ Pension Plan	57,561.288	0.58
Eugene W. and Gloria Landy Family Foundation	65,000	0.66
Eugene W. Landy Charitable Lead Annuity Trust	50,000	0.51

Total:	1,001,639.2276*	10.14

______________________________

*Excludes shares held by Mr. Landy’s adult children in which he disclaims any beneficial interest.

(b)

The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto,

which items are hereby incorporated by reference.

(c)

The following transactions were effected by Mr. Landy with

respect to the Common Stock of  United Mobile Homes, Inc. during the past 60 days:

CUSIP No. 91-1024107

Price

Character of

Per

Name

         Date

   Amount of Shares

Transaction

Share

Eugene W. Landy

11/30/05

10,000

Disposition by Gift

$15.29

Eugene W. and Gloria

1130/05

10,000

Acquisition by Gift

$15.29

Landy Family

Foundation

Eugene W. Landy

12/15/05

4,340.473

Acquisition Pursuant to

$14.875

the Company’s Dividend

Reinvestment and Stock

Purchase Plan

Gloria Landy

12/15/05

1,493.115

Acquisition Pursuant to

$14.875

the Company’s Dividend

Reinvestment and Stock

Purchase Plan

(d)

This item is not applicable.

(e)

The reporting person has not ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

ISSUER

There are no contracts, arrangements, understandings or relation-

ships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of

United Mobile Homes, Inc.

CUSIP No. 91-1024107

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 23, 2006

/s/  Eugene W. Landy

Eugene W. Landy

Chairman of the Board